

February 20, 2015

Via E-mail
Michael J. Daniel
Chief Financial Officer
Bassett Furniture Industries Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re: Bassett Furniture Industries Incorporated**
> **Form 10-K for Fiscal Year Ended November 29, 2014**
> **Filed January 22, 2015**
> **and Documents Incorporated by Reference**
> **File No. 0-0209**

Dear Mr. Daniel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended November 29, 2014

Cover Page

1. You disclose that your common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, however, it appears that your common stock is actually registered under section 12(b) of the Act. In future filings, please revise your cover page accordingly.

Definitive Proxy Statement on Schedule 14A filed February 9, 2015

Performance-Based Bonus Awards, page 11

2. We note disclosure that the maximum bonus opportunities were set between 58% and 110% of base salary for each of your named executive officers. In future filings, please clearly disclose the threshold, target and maximum bonus opportunities as a percentage

of salary for each of your named executive officers. Please also disclose all previously established performance goals (such as company operating income), the actual level of achievement, and how you calculated the performance based bonus award for each named executive officer. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K.

Equity Incentive Compensation, page 11

3. We note that your named executive officers received restricted shares based on your achievement of a 2014 operating cash flow performance goal. In future filings, please revise your disclosure to provide a more specific analysis of how you determined the amount of the restricted stock award for each named executive officer. In particular, please disclose the target operating cash flow performance goal, the actual level of achievement of such goal and how you calculated the final amount of the award. Please also specify the elements of company and individual performance that were taken into account, if any. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or in her absence, Erin Jaskot, at (202) 551-3442, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief